

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2016

Brian Lukow
President
All for One Media Corp.
236 Sarles Street
Mt. Kisco, NY 10549

> **Re:** **All for One Media Corp.**
> **Registration Statement on Form 10**
> **Filed October 13, 2016**
> **File No. 001-37919**

Dear Mr. Lukow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that you have filed your Form 10 under Section 12(b) of the Exchange Act; however, it does not appear that you are seeking to list your common stock on a national securities exchange. If you are seeking to list your common stock on a national securities exchange please revise your registration statement accordingly. Alternatively, if it is your intention to register your common stock pursuant to Section 12(g) of the Exchange Act please withdraw this registration statement and file a new Form 10 pursuant to Section 12(g).

Business, page 3

2. We note your disclosure that you will need to raise capital to implement your planned operations. Please disclose what, if any, plans you have to raise such funds. We note your disclosure on page 12 that the financing required to execute your business plan will be approximately $1 million over the next twelve months.

We are dependent on a limited number of proprietary copyrights, page 4

3. We note your disclosure that you will initially derive all revenue from two properties. Please clarify what the two properties are.

Increased piracy of the Company's content, products, and other intellectual property, page 7

4. The heading of this risk factor implies that you have already experienced piracy of your content. If you have already experienced piracy please expand your risk factor to discuss any such piracy issues you have already faced.

5. Given your very limited resources, please provide support for the statement that you devote "substantial resources to protecting [your] content, products and intellectual property."

Plan of Operations, page 11

6. In the discussion of each of your planned activities, please include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. For example, please discuss the material steps and costs to develop a new girl group, and your plan to release the related motion picture that will serve as the back story to launch the new girl group. Please also discuss the anticipated costs associated with conducting the auditions, securing contracts with your principle performers, and any related audio or video productions plans. Further, please discuss the material steps and costs to develop a cast and projects for a boy band, along with the anticipated timeline for such plans.

7. We note your disclosure that the performers cast to portray each girl group character "are" of the highest caliber, but that you were still in the process of choosing your principle performers through a series of auditions beginning in October 2016. Please update to discuss the status of any such auditions and if you have already cast any of the principle performers or if such auditions are still ongoing.

Security Ownership of Certain Beneficial Owners and Management, page 12

8. Please revise the beneficial ownership amounts disclosed for Brian Lukow and Brian Gold to also reflect shares owned through their interests in Crazy for the Boys, LLC.

Directors and Executive Officers, page 13

9. Please disclose the dates of each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Exhibits

10. Please file all material contracts pursuant to Item 601 of Regulation S-K including any outstanding material notes payable, your employment agreement with Brian Lukow, and the March 29, 2016 consulting agreement as amended, for which it appears performance still remains.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Callie Tempest Jones, Esq.
        Brunson Chandler & Jones PLLC